

MAIL STOP 3561

February 4, 2009

By U.S. Mail and facsimile to 972-4-633-9740

Mr. Avi Brener
Chief Executive Officer
P.O. Box 142
Hadera 38101, Israel

> **Re:** **Hadera Paper**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 23, 2008**
> **File No. 001-04212**

Dear Mr. Brener:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services